SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No )

                              Tylan General, Inc
                               (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)

                                   902169101
                                 CUSIP Number

               Patrick W. Allender           Morris J. Kramer
               Danaher Corporation         Skadden, Arps, Slate
              1250 24th Street, N.W.          Meagher & Flom
                    Suite 800                919 Third Avenue
               Washington, DC 20037         New York, NY 10022
                  (202) 828-0850              (212) 735-3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 24, 1996
            (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a state-ment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                  13D
          --------------------------------------------------------
          1.   NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Danaher Corporation
          --------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [ ]
                   (b) [ ]
          --------------------------------------------------------
          3.   SEC USE ONLY

          --------------------------------------------------------
          4.   SOURCE OF FUNDS               WC
          --------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
          --------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
          --------------------------------------------------------
            NUMBER OF    7.   SOLE VOTING POWER        None
             SHARES
                         -----------------------------------------
          BENEFICIALLY   8.   SHARED VOTING POWER      678,400
          OWNED BY EACH
                         -----------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER   None
             PERSON
                         -----------------------------------------
              WITH       10.  SHARED DISPOSITIVE POWER 678,400
          --------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT-
          ING PERSON     678,400
          --------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EX-
          CLUDES CERTAIN SHARES                             [ ]
          --------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.4%
          --------------------------------------------------------
          14.  TYPE OF REPORTING PERSON
                    CO
          --------------------------------------------------------



                                  13D
          --------------------------------------------------------
          1.   NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         DH Holdings Corporation
          --------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [ ]
                   (b) [ ]
          --------------------------------------------------------
          3.   SEC USE ONLY

          --------------------------------------------------------
          4.   SOURCE OF FUNDS               AF
          --------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
          --------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
          --------------------------------------------------------
            NUMBER OF    7.   SOLE VOTING POWER        None
             SHARES
                         -----------------------------------------
          BENEFICIALLY   8.   SHARED VOTING POWER      678,400
          OWNED BY EACH
                         -----------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER   None
             PERSON
                         -----------------------------------------
              WITH       10.  SHARED DISPOSITIVE POWER 678,400
          --------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT-
          ING PERSON     678,400
          --------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EX-
          CLUDES CERTAIN SHARES                             [ ]
          --------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.4%
          --------------------------------------------------------
          14.  TYPE OF REPORTING PERSON
                    CO
          --------------------------------------------------------



          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $.001 per share (the "Shares"), of Tylan General, Inc., a Delaware corporation (the "Issuer"). The princi-pal executive office of the Issuer is located at 15330 Avenue of Science, San Diego, California 92128.

          Item 2.   Identity and Background.

                    The names of the persons filing this statement are Danaher Corporation, a Delaware corporation ("Danaher"), and DH Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of Danaher ("DHHC"). Danaher and DHHC are sometimes referred to as the "Reporting Persons." Each of the Reporting Persons has its principal office at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Danaher's principal busi-ness is the design, manufacture and marketing of indus-trial and consumer products. DHHC holds substantially all of the stock of the subsidiaries of Danaher.

                    Set forth in Schedule A, which is attached hereto and incorporated by reference, are the names and present principal occupations or employments of the executive officers and directors of the Reporting Persons and each person who controls the Reporting Persons. Each of such persons is a citizen of the United States of America and has a business address at the address of Danaher.

                    During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Per-sons, any executive officer, director or controlling person of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    During the last five years, neither Reporting Person nor, to the best knowledge of the Reporting Per-sons, any executive officer, director or controlling person of a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandat-ing activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

                    The Shares owned by DHHC were purchased by DHHC on the open market for an aggregate cash consideration of $6,644,370 (including brokerage commissions), using funds contributed to DHHC by Danaher. Such funds were from Danaher's general corporate funds.

          Item 4.   Purpose of Transaction.

                    DHHC purchased the Shares reported herein in order to obtain a substantial equity interest in the Issuer. The Reporting Persons are presently considering the acquisition of additional Shares (subject to market conditions and any required filings with governmental authorities) in privately negotiated or open-market transactions. Depending upon the Reporting Person's evaluation of the Issuer's business and prospects and upon future developments, market conditions and alterna-tive investment opportunities and uses of funds, the Reporting Persons may determine to increase, decrease or dispose of their holdings of Shares in one or more pri-vately negotiated or open-market transactions or other-wise, and may consider seeking control of the Issuer, on such terms and at such times as the Reporting Persons considers desirable. The Reporting Persons anticipate seeking to meet with the Issuer to discuss the business and prospects of the Issuer.

                    Other than as described above, the Reporting
          Persons have no present plans or proposals that relate to or would result in any of the actions set forth in sub-paragraphs (a)-(j) of Item 4.

          Item 5.   Interest in Securities of the Issuer.

                    As of the close of business on June 26, 1996, the Reporting Persons beneficially owned 678,400 Shares. Such Shares constituted approximately 10.4% of the out-standing Shares (based on the number of shares outstand-ing as set forth in the Issuer's Form 10-Q for the fiscal quarter ended April 28, 1996). The Reporting Persons share the power to vote, or to direct the vote, and to dispose or direct the disposition of the Shares owned by the Reporting Persons.

                    Set forth in Schedule B hereto is a schedule of all transactions in Shares effected by the Reporting Persons during the past 60 days. In each case, the transaction was effected by DHHC on the Nasdaq National Market through normal brokerage transactions. Except as described above, neither Reporting Person nor, to the best knowledge of the Reporting Persons, any executive officer, director or controlling person of a Reporting Person owns beneficially any Shares or has engaged in any transactions in Shares during the past 60 days.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Neither Reporting Person nor, to the best knowledge of the Reporting Persons, any executive offi-cer, director or controlling person of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securi-ties of the Issuer.

          Item 7.   Material to Be Filed as Exhibits.

                    None.


                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  June 27, 1996

                                        DANAHER CORPORATION

                                        By:/s/ C. Scott Brannan
                                           ------------------------
                                            Name:  C. Scott Brannan
                                            Title: Vice President
                                                   Administration
                                                   and Controller

                                        DH HOLDINGS CORPORATION

                                        By:/s/ C. Scott Brannan
                                           ------------------------
                                            Name:  C. Scott Brannan
                                            Title: Secretary


                                                          Schedule A

           Directors and Executive Officers of the Reporting Persons


               Set forth below are the name, business address and present principal occupation or employment of each direc-tor and executive officer of Danaher. Except as other-wise noted, the business address of each such person is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Each such person is a United States citizen. Directors of Danaher are indicated with an asterisk.

                                             Present Principal
          Name                               Occupation or Employment

          Patrick W. Allender . . . . .      Mr. Allender is Senior Vice
                                             President, Chief Financial
                                             Officer and Secretary of
                                             Danaher.

          C. Scott Brannan  . . . . . .      Mr. Brannan is Vice
                                             President Administra-
                                             tion and Controller of
                                             Danaher.

          Mortimer M. Caplin* . . . . .      Mr. Caplin is a Senior
            Caplin & Drysdale                member of Caplin &
            One Thomas Circle, N.W.          Drysdale, a law firm in
            Suite 1100                       Washington, D.C.  He is a
            Washington, D.C. 20005           Director of Fairchild Industries,
                                             Inc.

          Dennis D. Claramunt . . . . .      Mr. Claramunt is Vice Presi-
                                             dent and Group Executive of
                                             Danaher.  He is President of
                                             Jacobs Chuck Manufacturing
                                             Company.

          H. Lawrence Culp, Jr. . . . .      Mr. Culp is Vice President and
                                             Group Executive of Danaher.  He
                                             is President of Veeder-Root
                                             Company.

          Gregory T.H. Davies . . . . .      Mr. Davies is Vice President
                                             and Group Executive of
                                             Danaher.  He is President of
                                             Jacobs Vehicle Equipment
                                             Company.

          James H. Ditkoff  . . . . . .      Mr. Ditkoff is Vice President-
                                             Finance/Tax of Danaher.

          Donald J. Ehrlich*  . . . . .      Mr. Ehrlich is the Chairman,
           Wabash National Corporation       President, Chief Executive
           1000 Sagamore Parkway South       Officer and a Director
           Lafayette, IN 47905               of Wabash National corporation.
                                             He is a Director of Indiana
                                             Secondary Market for Education-
                                             al Loans, Inc. and NBD Bank,
                                             N.A., Northwest.

          Walter G. Lohr, Jr.*  . . . .      Mr. Lohr is a Partner of
            Hogan & Hartson                  Hogan & Hartson, a law firm
            111 South Calvert Street         in Baltimore, Maryland.
            Suite 1600
            Baltimore, MD 21202

          Mitchell P. Rales*  . . . . .      Mr. Rales is Chairman of the
                                             Executive Committee of
                                             Danaher.  He is a General
                                             Partner of Equity Group
                                             Holdings, a general partner-
                                             ship located in Washington,
                                             D.C., with interest in manu-
                                             facturing companies, media
                                             operations, and publicly
                                             traded securities.

          Steven M. Rales*  . . . . . .      Mr. Rales is Chairman of the
                                             Board of Danaher.  He is a Gen-
                                             eral Partner of Equity Group
                                             Holdings, a general partnership
                                             located in Washington, D.C., with
                                             interests in manufacturing com-
                                             panies, media operations, and
                                             publicly traded securities.

          George M. Sherman*  . . . . .      Mr. Sherman is President and
                                             Chief Executive Officer of
                                             Danaher.

          Steven E. Simms . . . . . . .      Mr. Simms is Vice President and
                                             Group Executive of Danaher.  He
                                             is President of the Professional
                                             Tools Division of the Danaher
                                             Tool Group.

          A. Emmet Stephenson, Jr.* . .      Mr. Stephenson is President
            Stephenson & Company             of Stephenson & Company,
            100 Garfield Street              a private investment
            Denver, CO 80206                 management firm in Denver,
                                             Colorado and Senior Partner of
                                             Stephenson Merchant Banking.

          John P. Watson  . . . . . . .      Mr. Watson is Vice President
                                             and Group Executive of
                                             Danaher.


               The executive officers of DHHC are George M.
          Sherman, President, Patrick W. Allender, Treasurer, and
          C. Scott Brannan, Secretary. Each such person is a director of DHHC. The name, business address and present principal occupation or employment of each such person is set forth above.

               Approximately 40% of the outstanding common stock of Danaher is beneficially owned by Steven M. Rales and Mitchell P. Rales. The aggregate holdings for Steven and Mitchell Rales include shares of Danaher common stock owned by Equity Group Holdings L.L.C. ("EGH") and Equity Group Holdings II L.L.C. ("EGH II") of which Steven and Mitchell Rales are the only members, along with other shares of common stock of Danaher which are directly owned by such individuals. EGH and EGH II are principal-ly engaged in the business of investing in the common stock of Danaher. The offices of Steven M. Rales, Mitch-ell P. Rales, EGH and EGH II are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.



                                                          Schedule B

                              No. of              Purchase Price
          Date                Shares              Per Share

          5/24/96              55,000             $10.125
          5/28/96              25,000              10.125
          6/24/96               5,000               8.935
          6/24/96              10,000               9.185
          6/24/96              60,000               9.310
          6/24/96             175,000               9.310
          6/25/96              10,000               9.810
          6/25/96              15,000               9.935
          6/25/96              10,000               9.935
          6/25/96              25,000              10.060
          6/25/96              30,000              10.060
          6/26/96              32,000               9.935